Exhibit 2.1

ASSET PURCHASE AGREEMENT

BETWEEN

CRYSTALTECH WEB HOSTING, INC.

AND

NEWTEK BUSINESS SERVICES, INC.

April     , 2004

TABLE OF CONTENTS

Section 1.	Definitions
Section 2.	Basic Transaction
(a) Purchase and Sale of Assets
(b) Assumption of Liabilities
(c) Purchase Price
(d) Reconciled Adjustment Amount
(e) Contingent Amount Payments
(f) The Closing
(g) Deliveries at the Closing
(h) Allocation
(i) Buyer Acquisition Subsidiary
(j) Buyer Stock
(k) Registration of Buyer
Section 3.	Representations and Warranties of the Seller
(a) Organization of the Seller
(b) Authorization of Transaction
(c) Non-contravention
(d) Brokers’ Fees
(e) Title to Assets
(f) Subsidiaries
(g) Financial Statements
(h) Events Subsequent to Most Recent Fiscal Year End
(i) Actions Since December 31, 2002
(j) Undisclosed Liabilities
(k) Legal Compliance
(l) Tax Matters
(m) Real Property
(n) Intellectual Property
(o) Personal Property
(p) Contracts
(q) Notes and Accounts Receivable
(r) Powers of Attorney
(s) Insurance
(t) Litigation
(u) Product Warranty

(v) Product Liability
(w) Employees
(x) Employment Matters
(y) Employee Benefits
(z) Environment, Health and Safety
(aa) Certain Business Relationships With the Seller and Its Subsidiaries
(bb) Absence of Certain Practices
(cc) Suppliers and Customers
(dd) All Assets
(ee) Disclosure
(ff) Seller Presentation
(gg) Customer List
Section 4.	Representations and Warranties of the Buyer
(a) Organization of the Buyer
(b) Authorization of Transaction
(c) Non-contravention
(d) Brokers’ Fees
Section 5.	Covenants
(a) General
(b) Notices and Consents
(c) Operation of Business
(d) Preservation of Business
(e) Full Access
(f) Notice of Developments
(g) Exclusivity
(h) Taxes
(i) Employees of Newco
(j) Name Change
(k) Issuance of Buyer Stock to Seller Stockholder & Transferred Employees
Section 6.	Conditions to Obligation to Close
(a) Conditions to Obligation of the Buyer
(b) Conditions to Obligation of the Seller
Section 7.	Termination
(a) Termination of Agreement
(b) Effect of Termination
Section 8.	Miscellaneous
(a) Survival of Representations and Warranties
(b) Press Releases and Public Announcements

(c) No Third Party Beneficiaries
(d) Entire Agreement
(e) Succession and Assignment
(f) Counterparts
(g) Headings
(h) Notices
(i) Governing Law
(j) Amendments and Waivers
(k) Severability
(l) Expenses
(m) Gender, Etc.
(n) Construction
(o) Incorporation of Exhibits and Schedules
(p) Bulk Transfer Laws
(q) Jurisdiction
Exhibit A – Seller Stockholder Agreement
Exhibit B – Escrow Agreement
Exhibit C – Software Agreements
Exhibit D –Seller Stockholder Employment Agreement
Exhibit E – Dan Frazer Employment Agreement
Exhibit F – Derek Curtis Employment Agreement
Exhibit G – Form of Opinion of Counsel to the Seller
Exhibit H – Form of Opinion of Counsel to the Buyer
Disclosure Schedules – Exceptions to Representations and Warranties

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”) is entered into on this      day of April, 2004, by and between Newtek Business Services, Inc., a New York corporation (the “Buyer”), and CrystalTech Web Hosting, Inc., an Arizona corporation (the “Seller”). The Buyer and Seller are referred to collectively herein as the “Parties.”

This Agreement contemplates a transaction in which the Buyer will purchase all of the assets (and assume certain of the liabilities) of the Seller in return for cash and the Buyer Stock. The sole stockholder of Seller is Tim Uzzanti, an individual residing in Maricopa County, Arizona (the “Seller Stockholder”).

Now, therefore, in consideration of the premises and the mutual promises herein made and in consideration of the representations, warranties and covenants herein contained, the Parties agree as follows.

1. Definitions.

(a) “Accredited Investor” has the meaning set forth in Regulation D promulgated under the Securities Act.

(b) “Acquired Assets” means all right, title and interest in and to all of the assets of the Seller, including the following (but excluding the Excluded Assets):

(i) real property, leaseholds and subleaseholds therein, improvements, fixtures and fittings thereon and easements, rights-of-way and other appurtenants thereto (such as appurtenant rights in and to public streets) listed on Schedule 1(b)(i) attached hereto;

(ii) tangible personal property (such as machinery, equipment, supplies, purchased parts, furniture, and automobiles) listed on Schedule 1(b)(ii) attached hereto (collectively, the “Personal Property”);

(iii) all rights of the Seller in and to the Intellectual Property, goodwill associated therewith, licenses and sublicenses granted and obtained with respect thereto and rights there under, remedies against infringements thereof and rights to protection of interests therein under the laws of all jurisdictions;

(iv) leases and subleases of Personal Property listed on Schedule 1(b)(iv) attached hereto and the rights thereunder;

(v) agreements, contracts, indentures, mortgages, instruments, Security Interests, guaranties, other similar arrangements and rights thereunder listed on Schedule 1(b)(v) attached hereto;

(vi) accounts, notes and other receivables listed on Schedule 1(b)(vi) attached hereto;

(vii) claims, deposits, warranty claims against any supplier or other provider of goods or services to the Seller, prepayments, refunds, causes of action, choses in action, claims in bankruptcy, rights of recovery, indemnification rights from third parties, rights of set off and rights of recoupment (excluding any such item relating to the payment of taxes);

(viii) insurance policies with respect to which the Seller is a party listed on Schedule 1(b)(viii) attached hereto;

(ix) all rights to insurance and condemnation proceeds relating to the damage, destruction or impairment of the Acquired Assets, which damage, destruction or impairment occurs on or after the date of this Agreement;

(x) franchises, approvals, permits, licenses orders, registrations, certificates, variances and similar rights obtained from governments and Governmental Agencies listed on Schedule 1(b)(x) attached hereto; and

(xi) books, records, ledgers, files, documents, correspondence, lists (including the Customer List and any other customer lists), files related to Transferred Employees, plats, architectural plans, drawings and specifications, creative materials, advertising and promotional materials, equipment warranty information, studies, reports and other printed or written materials;

(c) “Adjustment Amount” means that dollar amount determined by mutual agreement of the Parties at the Closing, (which may be a positive or negative number) which shall equal the sum of (A) plus (B), less the sum of (C) plus (D), as follows:

The sum of:

(A) all monthly fees (excluding set up fees or any one time fees) paid to and received by the Seller prior to the Settlement Date from its customers for base services to be rendered after the Settlement Date, plus:

(B) the face amount of all Assumed Liabilities,

less the sum of:

(C) all unbilled and/or unpaid accounts receivable for overage services provided by the Seller for the month immediately prior to the Closing,

plus:

(D) the amount of any prepaid expenses.

(d) “Adjustment Amount Shortfall” shall have the meaning set forth in Section 2(d).

(e) “Affiliate” has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

(f) “Applicable Rate” means the corporate base rate of interest publicly announced from time to time at Chase Bank.

(g) “ARC Properties Lease” means the Business and Commercial Lease dated October 23, 2001 (as supplemented or amended), by and between the Seller and Phoenix 6135 N. 7th Street, LLC.

(h) “Assumed Liabilities” means (a) those liabilities of Seller listed on Schedule 1(h) and (b) all obligations of the Seller under the agreements, contracts, leases, licenses and other arrangements referred to in the definition of Acquired Assets either (i) to furnish goods, services and other non-cash benefits to another party after the Closing, (ii) to pay for goods, services and other non-cash benefits that another party will furnish to it after the Closing, or (iii) all other liabilities and obligations of the Seller listed on Schedule 1(h) attached hereto under an express statement (that the Buyer has initialed) to the effect that the definition of Assumed Liabilities will include the liabilities and obligations so disclosed; provided, however, that the Assumed Liabilities shall not include (i) any liability of the Seller for Income Taxes, (ii) any liability of the Seller for transfer, sales, use and other taxes arising in connection with the consummation of the transactions contemplated hereby, (iii) any liability of the Seller for the unpaid taxes of any Person (other than the Buyer and its Subsidiaries) under Reg. §1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise, (iv) any liability or obligation of the Seller or any of its ERISA Affiliates under any Plan maintained by the Seller or any of its ERISA Affiliates, (v) any obligations and benefits (financial or otherwise), if any, and any responsibility owed to any Transferred Employee that arise or result from such Transferred Employee’s employment (whether by contract, at law or otherwise) with the Seller whether arising or accruing before, on or after the Closing Date or resulting from the termination of such Transferred Employee’s employment with the Seller (but not those obligations arising from the Transferred Employee’s employment with Newco), (vi) any liabilities or obligations of the Seller under the ARC Properties Lease, (vii) any liabilities or obligations to pay any fees or commissions to any broker, finder or agent in connection with this Agreement and the transactions contemplated hereby, (viii) any obligation of the Seller to indemnify any Person (including the Seller Stockholder) by reason of the fact that such Person was a director, officer, employee or agent of or was serving at the request of any such entity as a partner, trustee, director, officer, employee or agent of another entity (whether such indemnification is for judgments, damages, penalties, fines, costs, amounts paid in settlement, losses, expenses or otherwise and whether such indemnification is pursuant to any statute, charter document, bylaw, agreement or otherwise), (ix) any liability of the Seller for costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby or (x) any liability or obligation of the Seller under this Agreement.

(i) “Audited Financial Statements” has the meaning set forth in Section 3(g).

(j) “Base Price” has the meaning set forth in Section 2(c).

(k) “Business” means the business sold by the Seller to the Buyer hereunder, which primarily constitutes of the provision of services to third parties related to what is commonly referred to as “web hosting.”

(l) [INTENTIONALLY OMITTED]

(m) “Buyer” has the meaning set forth in the preface above.

(n) “Buyer Group” has the meaning set forth in Section 5(b) of the Seller Stockholder Agreement.

(o) “Buyer Stock” means the common stock of Newtek Business Services, Inc., par value $0.02, listed on the Nasdaq National Market under the symbol of “NKBS.”

(p) “Buyer Stock Payment Amount” has the meaning set forth in Section 2(c).

(q) “Change in Control” means the execution and closing of an agreement providing for the merger or sale of substantially all of the assets of Buyer (or its successor) where the Buyer is not the survivor or where the board of directors of the survivor following such merger or sale does not consist of previous Buyer directors constituting a majority.

(r) “Closing” has the meaning set forth in Section 2(f).

(s) “Closing Date” has the meaning set forth in Section 2(f).

(t) “Code” means the Internal Revenue Code of 1986, as amended.

(u) “Confidential Information” means any information concerning the businesses and affairs of the Seller that is not already generally available to the public; provided however, that Confidential Information shall not include any information concerning the business and affairs of the Seller that has been disclosed to any Person prior to the date hereof without an obligation to keep such information confidential, but only to the extent thereof.

(v) “Customer List” has the meaning set forth in Section 3(gg).

(w) “Disclosure Schedules” has the meaning set forth in Section 3.

(x) “Earnest Money Deposit” has the meaning set forth in Section 2(f).

(y) “EBITDA” means the net earnings of an entity without deduction of interest expenses, taxes, depreciation and amortization, as calculated according to GAAP, consistently applied; provided, however, that for purposes of calculating the EBITDA of the Business under Sections 2(e)(i) and 2(e)(ii), the EBITDA of the Business shall be computed without regard to any gains, losses, profits or expenses realized from any Extraordinary Item that has a material effect on the EBITDA of the Business. As used in this definition, the term “material effect” means any Extraordinary Item that (i) has a value per occurrence in excess one-half percent (0.5%) of the EBITDA of the Business for any annual calculation period, or (ii) has a value in the aggregate in excess of five percent (5%) of the EBITDA of the Business for any annual calculation period.

(z) “Employment Agreements” has the meaning set forth in Section 6(a)(xiii).

(aa) “Environmental, Health and Safety Laws” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Resource Conservation and Recovery Act of 1976 and the Occupational Safety and Health Act of

1970, each as amended, together with all other laws (including rules, regulations, codes, plans, injunctions, judgments orders, decrees, rulings and charges there under) of federal, state, local and foreign governments (and all agencies thereof) concerning pollution or protection of the environment, public health and safety or employee health and safety, including laws relating to emissions, discharges, releases or threatened releases of pollutants, contaminants or chemical, industrial, hazardous or toxic materials or wastes into ambient air, surface water, ground water or lands or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants or chemical, industrial, hazardous or toxic materials or wastes.

(bb) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(cc) “ERISA Affiliate” mean all Persons that are treated as being under common control with the Seller or any of its Affiliates of the Seller under Code Section 414(b), (c), (m) or (o).

(dd) “Escrow Agent” means the escrow agent party to the Escrow Agreement.

(ee) “Escrow Agreement” means the Escrow Agreement among the Buyer, Newco, the Seller, the Seller Stockholder and the Escrow Agent substantially in the form set forth as Exhibit B attached hereto.

(ff) “Excess Adjustment Amount” has the meaning set forth in Section 2(d).

(gg) “Excluded Assets” means (i) the corporate charter, qualifications to conduct business as a foreign corporation, contracts with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, stock transfer books, blank stock certificates and other documents relating to the organization, maintenance of the existence of the Seller as a corporation; (ii) the ARC Properties Lease; (iii) the insurance policies with respect to which the Seller is a party other than the insurance policies set forth on Schedule 1(b)(viii); (iv) any of the rights of the Seller under this Agreement (or under any agreement between the Seller on the one hand and the Buyer on the other hand entered into on or after the date of this Agreement); (v) all cash on hand or on deposit by Seller as of the Settlement Date; (vi) the other property and assets listed on Schedule 1(gg) attached hereto; and (vii) all other assets of the Seller listed on Schedule 1(gg) attached hereto under an express statement (that the Buyer has initialed) to the effect that the definition of Excluded Assets will include the assets so disclosed.

(hh) “Extraordinary Items” shall mean any transactions or events (i) that are of a character significantly different from the typical or customary business activities of the Business as of December 31, 2003 or (ii) that constitute a material change in the manner or operation of the Business as of December 31, 2003. Notwithstanding the foregoing, Extraordinary Items shall include (A) any legal or accounting fees and expenses incurred in connection with the preparation, execution and performance of this Agreement and the Purchase Documents, and (B) any increased gains, losses, profits or expenses realized from the effect of any merger with or acquisition of another business by Newco subsequent to the Closing.

(ii) “Extremely Hazardous Substance” has the meaning set forth in Section 302 of the Emergency Planning and Community Right-to-Know Act of 1986, as amended.

(jj) “Financial Statement” has the meaning set forth in Section 3(g).

(kk) “First Contingent Amount” has the meaning set forth in Section 2(e)(i).

(ll) “First Contingent Amount Period” has the meaning set forth in Section 2(e)(i).

(mm) “First Contingent Amount Threshold” has the meaning set forth in Section 2(e)(i).

(nn) “GAAP” means United States generally accepted accounting principles, as in effect from time to time.

(oo) “Good Reason” has the meaning set forth in Section 1(j) of the Seller Stockholder Employment Agreement.

(pp) “Governmental Agency” means any (i) United States federal, state, local, municipal, or other governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official or entity and any court or other tribunal), or (ii) United States body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

(qq) “Income Tax” means any federal, state, local or foreign income tax, including any interest, penalty or addition thereto, whether disputed or not.

(rr) “Income Tax Return” means any return, estimate, declaration, report, claim for refund or information return or statement relating to Income Taxes, including any schedule or attachment thereto and including any amendment thereof.

(ss) “Indemnity Reduction Amount” means the amount, if any, by which the aggregate amount to which the Buyer Group is entitled to indemnity pursuant to Section 5(b) of the Seller Stockholder Agreement plus a mutually agreeable good faith estimate by the Buyer and the Seller of the maximum amount of each claim or Third Party Claim that has been made by a member of the Buyer Group that is being disputed by the Seller or the Seller Stockholder or the amount of which claim or Third Party Claim has not been determined. In the event that the Buyer and the Seller are unable to mutually agree upon a good faith estimate of the maximum amount of each claim or Third Party Claim that has been made by a member of the Buyer Group that is being disputed by the Seller or the Seller Stockholder or the amount of which claim or Third Party Claim has not been determined, the dispute shall be submitted to arbitration. Christopher Skelly shall be the arbitrator for any disputes pertaining to the good faith estimate to be used for purposes of calculating the Indemnity Reduction Amount. The Buyer and the Seller shall each present to the arbitrator its good faith estimate of the maximum amount of each claim or Third Party Claim that has been made by a member of the Buyer Group that is being disputed by the Seller or the Seller Stockholder or the amount of which claim or Third Party Claim has not been determined and the arbitrator shall select either the Buyer’s or the Seller’s good faith estimate as the good faith estimate to be used for purposes of calculating the Indemnity Reduction Amount. The decision of the arbitrator shall be the binding and final determination of the good faith estimate to be used for purposes of calculating the Indemnity Reduction Amount. The fees and expenses of the arbitrator shall be borne by the party whose good faith estimate was not selected by the arbitrator.

(tt) “Intellectual Property” means all of the following that is owned by, licensed by, licensed to, or used by the Seller (including authorized copies or embodiments thereof) (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto and all patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations thereof, (b) all registered and unregistered trademarks, service marks, trade dress, logos, trade names, corporate names or other indications of origin, including, but not limited to the name “CrystalTech Web Hosting, Inc.” and all variations or combinations thereof, together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith and all applications, registrations and renewals in connection therewith, (c) all copyrightable works, all copyrights and all applications, registrations and renewals in connection therewith, (d) all mask works and all applications, registrations and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information and business plans, marketing plans and proposals, operations manuals, training manuals and other technical data), (f) all computer software (including data and related documentation), domain name servers, software systems and databases, (g) all internet domain names, email addresses and world wide web addresses and pages used or otherwise employed by the Seller, (h) all other proprietary rights and (i) all copies and tangible embodiments of any of the foregoing (in whatever form or medium).

(uu) “Intellectual Property Licenses” has the meaning set forth in Section 3(n)(iii).

(vv) “Interim Financial Statements” has the meaning set forth in Section 3(g).

(ww) “IRS” means the Internal Revenue Service.

(xx) “Just Cause” has the meaning set forth in Section 1(k) of the Seller Stockholder Employment Agreement.

(yy) “Knowledge” means with respect to (i) the Seller, the knowledge of Tim Uzzanti and all other employees of the Seller if (A) such individual is actually aware of such fact or matter or (B) such individual would reasonably be expected to become aware of such fact or matter in the ordinary course of discharging such individual’s duties as an employee of the Seller, or (ii) the Buyer, the knowledge of Barry Sloane and all other senior management employees of the Buyer if (A) such individual is actually aware of such fact or matter or (B) such individual would reasonably be expected to become aware of such fact or matter in the ordinary course of discharging his duties as an employee of the Buyer.

(zz) “Law” means any federal, state or local statute, law, ordinance, code, rule, regulation, order, decree, writ, judgment or injunction.

(aaa) “Material Adverse Effect” means any change or effect, individually or in the aggregate with any other change or effect, that is or would reasonably be expected to be materially adverse to the Business, the Acquired Assets, the ownership or use of the Acquired Assets by the Buyer, the Assumed Liabilities or the financial condition, operations, results of operations or future prospects of the Seller.

(bbb) “Most Recent Balance Sheet” means the balance sheet contained within the Most Recent Financial Statements.

(ccc) “Most Recent Financial Statements” has the meaning set forth in Section 3(g).

(ddd) “Most Recent Fiscal Month End” has the meaning set forth in Section 3(g).

(eee) “Most Recent Fiscal Year End” has the meaning set forth in Section 3(g).

(fff) “Newco” has the meaning set forth in Section 2(i).

(ggg) “Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

(hhh) “Party” has the meaning set forth in the preface above.

(iii) “Person” means any individual, general or limited partnership, corporation (including any non-profit corporation), association, joint stock company, firm, trust, estate, joint venture, limited liability company, unincorporated organization or Governmental Agency.

(jjj) “PBGC” means the Pension Benefit Guaranty Corporation.

(kkk) “Personal Property” has the meaning set forth in Section 1(b)(ii).

(lll) “Plan” has the meaning set forth in Section 3(y)(i).

(mmm) “Purchase Documents” has the meaning set forth in Section 3(b).

(nnn) “Purchase Price” has the meaning set forth in Section 2(c).

(ooo) “Real Estate Sublease” has the meaning set forth in Section 6(a)(v).

(ppp) “Reconciled Adjustment Amount” means the dollar amount determined by mutual agreement of the Parties and based upon the Buyer’s review of and revisions to the Financial Statements one hundred twenty (120) days after the Closing (which may be a positive or negative number), equal to (A) plus (B) minus (C) plus (D), as follows:

The sum of:

(A) all monthly fees (excluding set up fees or any one time fees) paid to and received by the Seller prior to the Settlement Date from its customers for base services to be rendered by the Seller after the Settlement Date that have not been subsequently refunded by the Buyer or Newco pursuant to the terms of any agreement entered into between the Seller and such customers, plus

(B) the face amount of all Assumed Liabilities as of the Closing,

less the sum of:

(C) all unbilled and/or unpaid accounts receivable for overage services provided by the Seller prior to the Closing and received by the Seller after the Closing for the month immediately prior to the Closing, plus

(D) the amount of any prepaid expenses.

(qqq) “Scheduled Closing Date” has the meaning set forth in Section 2(f).

(rrr) “Second Contingent Amount” has the meaning set forth in Section 2(e)(ii).

(sss) “Second Contingent Amount Period” has the meaning set forth in Section 2(e)(ii).

(ttt) “Second Contingent Amount Threshold” has the meaning set forth in Section 2(e)(ii).

(uuu) “Securities Act” means the Securities Act of 1933, as amended.

(vvv) “Securities Exchange Act” means the Securities Exchange Act of 1934, as amended.

(www) “Security Interest” means any debt, claim, mortgage, pledge, lien, encumbrance, assessment, charge restriction or other security interest, other than (a) statutory liens of landlords, mechanics, materialmens and similar liens imposed by Law,

(b) liens for taxes not yet due and payable, (c) purchase money liens and liens securing rental payments under capital lease arrangements and (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money.

(xxx) “Seller” has the meaning set forth in the preface above.

(yyy) “Seller Employment Agreements” has the meaning set forth in Section 3(x).

(zzz) “Seller Stockholder” has the meaning set forth in the preface above.

(aaaa) “Seller Stockholder Agreement” means the Seller Stockholder Agreement between the Buyer and Seller Stockholder dated on even date herewith in the form set forth as Exhibit A attached hereto.

(bbbb) “Seller Stockholder Employment Agreement” has the meaning set forth in Section 6(a)(xii).

(cccc) “Settlement Date” means 11:59 p.m. Mountain Standard Time on the day prior to the Closing Date.

(dddd) “Smartertools” shall mean Smartertools, Inc., an Arizona corporation.

(eeee) “Smartertools Sublease” means the Real Estate Sublease between Newco and Smartertools with respect to a portion of the property located at 6135 N. 7th Street, Phoenix, Arizona.

(ffff) “Software Agreements” means the Software Use Agreement and the Software Distribution Agreement, each between Newco and Smartertools substantially in the forms set forth as Exhibit C attached hereto.

(gggg) “Stock Incentive Plan” shall mean the Newtek Business Services, Inc. 2000 Stock Incentive and Deferred Compensation Plan, as amended.

(hhhh) “Subsidiary” means any Person with respect to which a specified Party (or a Subsidiary thereof) owns a majority of the common stock or has the power to vote or direct the voting of sufficient securities to elect a majority of the directors or, if the Person is not a corporation, such equivalent role.

(iiii) “Third Party Claim” has the meaning set forth in Section 5(d) of the Seller Stockholder Agreement.

(jjjj) “Transferred Employees” has the meaning set forth in Section 5(i).

2. Basic Transaction.

(a) Purchase and Sale of Assets. On and subject to the terms and conditions of this Agreement, the Buyer agrees to purchase from the Seller and the Seller agrees to sell, transfer, convey and deliver to the Buyer, all of the Acquired Assets at the Closing for the consideration specified below in this Section 2. It is agreed that the Buyer shall not purchase from the Seller and the Seller shall not sell, transfer, convey or delivery to the Buyer the Excluded Assets.

(b) Assumption of Liabilities. On and subject to the terms and conditions of this Agreement, the Buyer agrees to assume, become responsible for, and hold the Seller harmless on account of all of the Assumed Liabilities at the Closing. The Buyer will not assume or have any responsibility, however, with respect to any other obligation or liability of the Seller not included within the definition of Assumed Liabilities.

(c) Purchase Price. The consideration for the Acquired Assets (the “Purchase Price”) shall be equal to (i) $10,250,000, plus or minus (ii) the Adjustment Amount, if any ($10,250,000 plus or minus the Adjustment Amount, the “Base Price”), plus or minus (iii) the Reconciled Adjustment Amount, if any, plus (iv) the First Contingent Amount, if any; and plus (v) the Second Contingent Amount, if any. The Base Price shall be paid at Closing by the Buyer to the Seller and shall be payable as follows: (i) $10,000,000 plus or minus the Adjustment Amount shall be payable in cash, by wire transfer to an account designated in writing by the Seller or by delivery of other immediately available funds, and (ii) $250,000 shall be payable in shares of Buyer Stock valued at a price per share equal to (A) the price received by the Buyer in the sale of Buyer Stock referenced in Section 6(a)(xvii) if Buyer shall have completed a sale of Buyer Stock, or (B) the closing price of Buyer Stock as listed on the Nasdaq National Market for the trading day immediately preceding the financing transaction referenced in Section 6(a)(xvii) if Buyer shall have completed a financing transaction other than a sale of Buyer Stock. The Buyer Stock provided for in this Section 2(c) shall be issued in the name of the Seller Stockholder, unless otherwise instructed by the Seller in writing, and shall be registered by the Buyer for resale pursuant to Section 2(k). If Buyer fails to register the Buyer Stock that comprises part of the Base Price for resale on or before the date one hundred twenty (120) days after Closing as required under Section 2(k), the Seller Stockholder shall have a thirty-five (35) day option to tender to the Buyer all, but not less than all, of the Buyer Stock that comprises part of the Base Price, for $250,000 (the “Buyer Stock Payment Amount”). The Buyer shall pay the Buyer Stock Payment Amount to the Seller Stockholder in cash, by wire transfer to an account designated in writing by the Seller Stockholder or delivery of other immediately available funds, within five (5) business days of receipt of the certificates representing the Buyer Stock that comprises part of the Base Price from the Seller Stockholder. The Seller Stockholder’s option under this Section 2(c) shall expire and become null and void unless exercised in writing within such thirty-five (35) day period. In addition, the Buyer agrees to issue $250,000 of shares of Buyer Stock pursuant to its Stock Incentive Plan to the Transferred Employees in conjunction with the employment arrangements set forth in Section 5(k). In conjunction with the Closing, the Buyer shall deposit $250,000 in cash into an escrow account to be held in accordance with the terms and conditions of the Escrow Agreement to secure the payment of the Buyer Stock Payment Amount to the Seller Stockholder pursuant to this Section 2(c), if any.

(d) Reconciled Adjustment Amount. Once the Reconciled Adjustment Amount has been determined, if the Reconciled Adjustment Amount is less than the Adjustment Amount, the Purchase Price shall be increased by such shortfall (the “Adjustment Amount Shortfall”). The Buyer shall pay the Adjustment Amount Shortfall to the Seller in cash, by wire transfer to an account designated in writing by the Seller or by delivery of other immediately available funds, within five (5) business days of the determination of the Reconciled Adjustment Amount. Conversely, if the Reconciled Adjustment Amount exceeds the Adjustment Amount, the Purchase Price shall be reduced by such excess (the “Excess Adjustment Amount”). The Seller shall pay the Excess Adjustment Amount to the Buyer in cash, by wire transfer to an account designated in writing by the Buyer or by delivery of other immediately available funds, within five (5) business days of the determination of the Reconciled Adjustment Amount.

(e) Contingent Amount Payments.

(i) In the event that the Business has achieved EBITDA of at least $2,800,000 at the conclusion of twelve (12) months commencing on the first day of the first month following the Closing Date (the “First Contingent Amount Period”), the Buyer

shall allow Newco to pay to the Seller, or shall cause the Escrow Agent to pay to the Seller, within thirty (30) days thereafter or in accordance with Section 2(e)(iv): (A) $750,000 in cash, by wire transfer to an account designated in writing by the Seller or by delivery of other immediately available funds, and (B) $750,000 in Buyer Stock valued at a price per share equal to (1) the price received by the Buyer in the sale of Buyer Stock referenced in Section 6(a)(xvii) if Buyer shall have completed a sale of Buyer Stock, or (2) the closing price of Buyer Stock as listed on the Nasdaq National Market for the trading day immediately preceding the financing transaction referenced in Section 6(a)(xvii) if Buyer shall have completed a financing transaction other than a sale of Buyer Stock (collectively, the “First Contingent Amount”), less any Indemnity Reduction Amount. The Buyer Stock provided for in this Section 2(e)(i) shall be issued in the name of the Seller Stockholder, unless otherwise instructed by the Seller in writing. Any Indemnity Reduction Amount under this Section 2(e)(i) shall be deposited into an escrow account, to the extent not already in an escrow account, to be held until final determination of the Indemnity Reduction Amount, at which point any such Indemnity Reduction Amount for which the Buyer Group is entitled to indemnity shall be released to Newco and any amount held in the escrow account for which the Buyer Group is not entitled to indemnity shall be released to the Seller substantially in accordance with the procedures established in the Escrow Agreement. The Parties agree that the any Indemnity Reduction Amount shall first be satisfied from the cash portion of the First Contingent Amount. The Buyer shall deposit the Buyer Stock portion of the First Contingent Amount into an escrow account at Closing to be held in accordance with the terms and conditions of the Escrow Agreement. In addition, if the Business has achieved EBITDA of at least $2,050,000 (the “First Contingent Amount Threshold”) at any time during the First Contingent Amount Period, as demonstrated by the Buyer’s monthly financials as mutually agreed upon by the Parties, the Buyer shall allow Newco to deposit all or such part of the cash portion of the First Contingent Amount equal to the EBITDA of the Business in excess of the First Contingent Amount Threshold into an escrow account to be held in accordance with the terms and conditions of the Escrow Agreement; provided, however, that in the event that at the conclusion of the First Contingent Amount Period, the Business fails to have achieved EBITDA of at least $2,800,000 during such period, all amounts deposited into an escrow account pursuant to this Section 2(e)(i) shall be returned to Newco, together with interest earned thereon, if any.

(ii) In the event that the Business has achieved EBITDA of at least $3,200,000 at the conclusion of twenty-four (24) months commencing on the first day of the first month following the Closing Date (the “Second Contingent Amount Period”), the Buyer shall allow Newco to pay to the Seller, or shall cause the Escrow Agent to pay to the Seller, within thirty (30) days thereafter or in accordance with Section 2(e)(iv): (A) $500,000 in cash, by wire transfer to an account designated in writing by Seller Stockholder or delivery of other immediately available funds, and (B) $1,000,000 in Buyer Stock valued at a price per share equal to (1) the price received by the Buyer in the sale of Buyer Stock referenced in Section 6(a)(xvii) if Buyer shall have completed a sale of Buyer Stock, or (2) the closing price of Buyer Stock as listed on the Nasdaq National Market for the trading day immediately preceding the financing transaction referenced in Section 6(a)(xvii) if Buyer shall have completed a financing transaction other than a sale of Buyer Stock (collectively, the “Second Contingent Amount”), less any Indemnity Reduction Amount. The Buyer Stock provided for in this Section 2(e)(ii) shall be issued in the name of the Seller Stockholder, unless otherwise instructed by the Seller in writing. Any Indemnity Reduction Amount under this Section 2(e)(ii) shall be deposited into an escrow account, to the extent not already in an escrow account, to be held until final determination of the Indemnity Reduction Amount, at which point any such Indemnity Reduction Amount for which the Buyer Group is entitled to indemnity shall be released to Newco and any amount held in the escrow account for which the Buyer Group is not entitled to indemnity shall be released to the Seller substantially in accordance with the procedures established in the Escrow Agreement. The Parties agree that any Indemnity Reduction Amount shall first be satisfied from the cash portion of the Second Contingent Amount. The Buyer shall deposit the Buyer Stock portion of the Second Contingent Amount into an escrow account at Closing to be held in accordance with the terms and conditions of the Escrow Agreement. In addition, if the Business has achieved EBITDA of at least $2,450,000 (the “Second Contingent Amount Threshold”) at any time during the Second Contingent Amount Period, as demonstrated by the Buyer’s monthly financials as mutually agreed upon by the Parties, the Buyer shall allow Newco to deposit all or such part of the cash portion of the Second Contingent Amount equal to the EBITDA of the Business in excess of the Second Contingent Amount Threshold into an escrow account to be held in accordance with the terms and conditions of the Escrow Agreement; provided, however, that in the event that at the conclusion of the Second Contingent Amount Period, the Business fails to have achieved EBITDA of at least $3,200,000 during such period, all amounts deposited into an escrow account pursuant to this Section 2(e)(ii) shall be returned to Newco, together with interest earned thereon, if any.

(iii) Notwithstanding the foregoing, if a Change in Control shall occur or the Seller Stockholder’s employment with the Buyer is terminated for any reason (a) at any time prior to the conclusion of the First Contingent Amount Period, the First Contingent Amount and the Second Contingent Amount shall, no later than thirty (30) days after such Change in Control or termination of employment, be paid to the Seller and the Seller Stockholder as provided in Sections 2(e)(i) and 2(e)(ii); and (b) at any time prior to the conclusion of the Second Contingent Amount Period, the Second Contingent Amount shall, no later than thirty (30) days after such Change in Control or termination of employment, be paid to the Seller and the Seller Stockholder as provide in Section 2(e)(ii).

(iv) In connection with determining the EBITDA of the Business, Newco will permit the Seller Stockholder to have full access at all reasonable times and in a manner so as to not interfere with the normal business operations of Newco, to the books and records of Newco and to Newco’s accountant’s work papers, to the extent such work papers contain information relevant to the EBITDA of the Business, to verify the computation of EBITDA. In the event that the Seller Stockholder disagrees with the calculation of the EBITDA of the Business for either the First Contingent Amount Period or the Second Contingent Amount Period, the Seller Stockholder shall have the right, at his sole cost and expense, to conduct an independent audit of Newco’s books and records for such period. Any such audit performed under this Section 2(e)(iv) shall be completed within thirty (30) days after the First Contingent Amount Period or Second Amount Period, as applicable. In the event that the EBITDA was calculated incorrectly and the Seller should have been entitled to the payments provided under Section 2(e)(i) or (2)(e)(ii), the Buyer shall allow Newco to pay to the Seller, or shall cause the Escrow Agent to pay to the Seller, such payments within thirty (30) days after the completion of the applicable audit. Any information provided to the Seller Stockholder under this Section 2(e)(iv) shall be deemed to be confidential and the Seller Stockholder shall treat and hold any information he receives from the Buyer or Newco in the course of the audits contemplated by this Section 2(e)(iv) strictly confidential, will not use such information except in connection with this Agreement and, upon completion of any audit, will return to Newco all tangible embodiments (and copies thereof) of the information which are in his possession.

(f) The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Nearhood Law Offices in Scottsdale, Arizona, commencing at 9:00 a.m. Mountain Standard Time on May 17, 2004 (the “Scheduled Closing Date”). The Buyer shall have two options to extend the Scheduled Closing Date for a period of one (1) month each by delivering written notice to Seller not later than 5:00 p.m. Mountain Standard Time on the day prior to the then scheduled Closing Date (the later of the Scheduled Closing Date, or if such option(s) are exercised, June 17, 2004 or July 19, 2004, the “Closing Date). If Buyer exercises such option(s) to extend the Scheduled Closing Date, and as a condition to such extension(s), Buyer shall at each time Buyer delivers such notice, pay to Seller a nonrefundable earnest money deposit in the amount of $100,000 (each, a “Earnest Money Deposit”). The Earnest Money Deposit(s) shall be applied as a credit against the Base Price payable by Buyer at the Closing; and if Buyer fails to close timely as provided herein, the Earnest Money Deposit(s) shall be forfeited to Seller as liquidated damages (and not a penalty) to compensate Seller for holding the Acquired Assets off the market pending the sale to Buyer contemplated under this Agreement. If Buyer fails to exercise timely the options to extend the Scheduled Closing Date as provided in this Section 2(f), such options shall be deemed terminated, null and void, and of no further force or effect.

(g) Deliveries at the Closing. At the Closing, (i) the Seller will deliver to the Buyer the various certificates, instruments and documents referred to in Section 6(a); (ii) the Buyer will deliver to the Seller the various certificates, instruments and documents referred to in Section 6(b); (iii) the Seller will execute, acknowledge (if appropriate) and deliver to the Buyer (and with respect to the Smartertools Sublease and the Software Agreements will deliver on behalf of Smartertools) (A) the Escrow Agreement, (B) the Software Agreements executed by Smartertools, (C) the Real Estate Sublease, (D) the

Smartertools Sublease, and (E) such other instruments of sale, transfer, conveyance and assignment as the Buyer and its counsel may reasonably request that are necessary, appropriate or desirable for the consummation of the transactions contemplated by this Agreement; (iv) the Buyer will execute, acknowledge (if appropriate) and deliver to the Seller (and with respect to the Smartertools Sublease will deliver on behalf of Newco) (A) the Escrow Agreement, (B) the Software Agreements executed by Smartertools, (C) the Real Estate Sublease, (D) the Smartertools Sublease, and (E) such other instruments of assumption as the Seller and its counsel may reasonably request that are necessary, appropriate or desirable for the consummation of the transactions contemplated by this Agreement; and (v) the Buyer will deliver to the Seller the Base Price specified in Section 2(c).

(h) Allocation. The Parties agree to allocate the Purchase Price (and all other capitalizable costs) among the Acquired Assets for all purposes (including financial accounting and tax purposes) in accordance with the Schedule 2(h).

(i) Buyer Acquisition Subsidiary. Buyer intends to organize a new corporation for purposes of this transaction (“Newco”) and to assign to it all of Buyer’s rights under this Agreement. In such event, Newco shall expressly assume the assignment of all rights and responsibilities hereunder; provided, however, Buyer shall at all times remain jointly and severally liable with Newco for the full and timely performance of all obligations hereunder.

(j) Buyer Stock. Each certificate representing Buyer Stock that comprises part of the Base Price will be imprinted with a legend substantially in the following form until such time as Buyer has obtained the effectiveness of a registration statement to cover the sale of such Buyer Stock:

“The shares of stock represented by this certificate have not been registered under the Securities Act of 1933, as amended. The transfer of the shares is subject to certain restrictions set forth in the Securities Act of 1933. Each holder desiring to transfer such shares first must furnish the company with (i) a written opinion reasonably satisfactory to the company in form and substance from counsel reasonably satisfactory to the company, which may be from counsel to the company, to the effect that the holder may transfer the shares as desired without registration under the Securities Act and (ii) a written undertaking executed by the desired transferee reasonably satisfactory to the company in form and substance agreeing to be bound by the restrictions on transfer contained herein.”

(k) Registration of Buyer Stock. Buyer agrees to use its best efforts to cause a registration statement covering the resale of the Buyer Stock issued to Seller Stockholder that comprises part of the Base Price to be filed and to be declared effective at the earliest practicable time, but in no event later than one hundred twenty (120) days after the Closing Date. The Buyer shall notify the Seller within five (5) days of the effective date of any registration statement filed pursuant to this Section 5(k), to the extent such registration statement is declared effective.

3. Representations and Warranties of the Seller. The Seller represents and warrants to the Buyer that the statements contained in this Section 3 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Section 3), except as set forth in the disclosure schedules accompanying this Agreement and initialed by the Parties (the “Disclosure Schedules”).

(a) Organization of the Seller. The Seller is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of the State of Arizona and has all the requisite power and authority to own, lease and operate its properties and to carry on the Business as now being conducted. Seller is qualified to do business in the jurisdictions set forth in Schedule 3(a), which constitute each jurisdiction other than Arizona, if any, in which it is conducting business or the operation, ownership or leasing of its properties makes such qualification necessary.

(b) Authorization of Transaction. The Seller has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and the other agreements, documents, certificates and instruments required to be delivered by the Seller pursuant to this Agreement (collectively, but excluding this Agreement the “Purchase Documents”) and to perform its obligations hereunder and thereunder. This Agreement and each Purchase Agreement has been, or will be when delivered, duly executed by the Seller and constitutes, or will constitute at Closing, valid and legally binding obligations of the Seller, enforceable in accordance with their respective terms and conditions.

(c) Non-contravention. Neither the execution and the delivery of this Agreement or the Purchase Documents, nor the consummation of the transactions contemplated hereby and thereby, will (i) violate any Law applicable to the Seller or any provision of the Charter or Bylaws or other governing instrument of the Seller, or (ii) except as set forth on Schedule 3(c), conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which the Seller is a party or by which it is bound or to which any of the Acquired Assets are subject (or result in the imposition of any Security Interest upon any of the Acquired Assets), except where the violation, conflict, breach, default, acceleration, termination, modification, cancellation, failure to give notice or Security Interest would not have a Material Adverse Effect or have a material adverse effect on the ability of the Parties to consummate the transactions contemplated by this Agreement. Except as listed on Schedule 3(c), the Seller does not need to give any notice to, make any filing with or obtain any authorization, consent or approval of any Governmental Agency or any other Person in order for the Parties to consummate the transactions contemplated by this Agreement and the Purchase Documents. Except as listed on Schedule 3(c), the failure to give notice to, to make any filing with or to obtain any authorization, consent or approval from any Governmental Agency or any other Person would not have a Material Adverse Effect or a material adverse effect on the ability of the Parties to consummate the transactions contemplated by this Agreement.

(d) Brokers’ Fees. Except as listed on Schedule 3(d), the Seller has not incurred, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

(e) Title to Assets. The Seller has good and marketable title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises or shown on the Most Recent Balance Sheet or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent Balance Sheet. Upon consummation of the transactions contemplated by this Agreement and the Purchase Documents, the Buyer will have acquired good and marketable title to all of the Acquired Assets, free and clear of any Security Interest or restriction on transfer.

(f) Subsidiaries. The Seller does not have any Subsidiaries. The Seller does not control directly or indirectly or have any direct or indirect equity participation in any corporation, partnership, trust or other business association other than.

(g) Financial Statements. Attached hereto as Schedule 3(g) are the following financial statements of the Seller (collectively the “Financial Statements”): (i) the audited balance sheet at December 31, 2003 (the “Most Recent Fiscal Year End”) and the related statements of income, changes in stockholders’ equity and cash flow for the period then ended, as certified by PricewaterhouseCoopers LLP (the “Audited Financial Statements”); (ii) the unaudited balance sheets as of each month subsequent to the Most Recent Fiscal Year End (other than the last full month prior to the Closing) and the related unaudited statements of income, changes in stockholders’ equity and cash flow as of and for such month(s) then ended (collectively, the “Interim Financial Statements”); and (iii) the unaudited balance sheet as of the last full month prior to the Closing (the “Most Recent Fiscal Month End”) and the related unaudited statements of income, changes in stockholders’ equity and cash flow as of and for such month then ended (collectively, the “Most Recent Financial Statements”). The Financial Statements (including the notes thereto) (i) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, (ii) present fairly the financial condition of the Seller as of such dates and the results of operations of the Seller for such periods, subject however, to normal non-material year-end adjustments and accruals and to the absence of complete footnotes in the case of the Interim Financial Statements and Most Recent Financial Statements (which will not be material individually or in the aggregate), and (iii) have been prepared from, and are in accordance with, the books and records of the Seller.

(h) Events Subsequent to Most Recent Fiscal Year End. Since the Most Recent Fiscal Year End, except as set forth on Schedule 3(h), there has not been any material adverse change in the business, financial condition, operations, results of operations or future prospects of the Seller taken as a whole. Without limiting the generality of the foregoing, since that date:

(i) the Seller has not sold, disposed of, leased, transferred or assigned any material assets, tangible or intangible, outside the Ordinary Course of Business;

(ii) the Seller has not entered into any material agreement, contract, lease or license outside the Ordinary Course of Business;

(iii) the Seller has not accelerated, terminated, made material modifications to or cancelled any material agreement, contract, lease or license to which Seller is a party or by which Seller is bound;

(iv) the Seller has not imposed any Security Interest upon any of the Acquired Assets;

(v) the Seller has not made any capital expenditures outside the Ordinary Course of Business;

(vi) the Seller has not made any capital investment or any loan to, any other Person outside the Ordinary Course of Business;

(vii) the Seller has not created, incurred, assumed or guaranteed any indebtedness for borrowed money other than capitalized lease obligations in the Ordinary Course of Business;

(viii) the Seller has not granted any license or sublicense of any material rights under or with respect to any Intellectual Property;

(ix) there has been no change made or authorized in the Charter or Bylaws or any other governing instrument of the Seller;

(x) the Seller has not experienced any material damage, destruction or loss (whether or not covered by insurance) to the Acquired Assets;

(xi) the Seller has not, except as required by GAAP or applicable Law, permitted any change in any practice or policy relating to the Acquired Assets regarding accounting, pricing, marketing, purchasing, investment, inventory, credit or allowance;

(xii) the Seller has not paid, discharged or settled any claims, liabilities or obligations relating to the Acquired Assets, other than in the Ordinary Course of Business as they come due, in excess of $5,000 individually;

(xiii) the Seller has not made any loan to or entered into any other transaction with, any of its directors, officers and employees outside the Ordinary Course of Business;

(xiv) the Seller has not entered into any employment contract or collective bargaining agreement, written or oral or modified the terms of any existing such contract or agreement;

(xv) the Seller has not granted any increase in the base compensation of any of its directors, officers and employees outside the Ordinary Course of Business;

(xvi) the Seller has not adopted, amended, modified or terminated any bonus, profit sharing, incentive, severance or other plan, contract, or commitment for the benefit of any of its directors, officers and employees;

(xvii) the Seller has not made any other material change in employment terms for any of its directors, officers and employees outside the Ordinary Course of Business;

(xviii) the Seller has not paid any amount to any Person with respect to any liability or obligation (including any costs and expenses the Seller has incurred or may incur in connection with this Agreement and the transactions contemplated hereby) which would not constitute an Assumed Liability if in existence as of the Closing; and

(xix) the Seller has not committed to any of the foregoing.

(i) Actions Since December 31, 2002. Since December 31, 2002, the Seller has not made any material changes in its business practices or procedures which cause (i) the accelerated collection of accounts receivable of the Seller, or (ii) the delayed payment on or failed to pay when due the trade accounts payable and other recurring expenses of the Seller, or implemented any other policy or program to change materially the cash position or cash flow of the Seller.

(j) Undisclosed Liabilities. The Seller has no material liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated and whether due or to become due, including any liability for taxes), except for (i) liabilities set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) liabilities which have arisen after the Most Recent Fiscal Year End in the Ordinary Course of Business. No Person has any agreement with Seller that will, upon the Closing of the transactions contemplated by the Agreement and with or without the passage of time, give rise to any right to payment or create any other obligation arising to such Person from the Buyer.

(k) Legal Compliance. The Seller has complied with all applicable Laws and no action, suit, proceeding, hearing, investigation, charge, complaint, claim demand or notice has been filed or commenced against the Seller alleging any failure so to comply. The Seller is not under investigation by any Governmental Agency with respect to, or to Seller’s Knowledge, has not been threatened by any Governmental Agency to be charged with or given notice of any violation of any Law applicable to, the Seller or the Acquired Assets.

(l) Tax Matters.

(i) The Seller has filed all Income Tax Returns that it was required to file. All such Income Tax Returns were correct and complete in all material respects. The Seller currently is not the beneficiary of any extension of time within which to file any Income Tax Return.

(ii) The Seller has delivered to the Buyer correct and complete copies of all federal Income Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by since December 31, 1999.

(m) Real Property.

(i) The Seller owns no real property.

(ii) Schedule 3(m) lists and describes briefly all real property leased or subleased to the Seller. The Seller has delivered to the Buyer correct and complete copies of the leases and subleases listed on Schedule 3(m). With respect to each material lease and sublease listed on Schedule 3(m):

(A) the lease or sublease is legal, valid, binding, enforceable and in full force and effect in all material respects;

(B) no party to the lease or sublease is in material breach or default and no event has occurred which, with notice or lapse of time, would constitute a material breach or default or permit termination, modification or acceleration there under;

(C) no party to the lease or sublease has repudiated any material provision thereof;

(D) there are no material disputes, oral agreements or forbearance arrangements in effect as to the lease or sublease;

(E) the Seller has not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the leasehold or subleasehold; and

(F) all facilities leased or subleased there under have received all approvals of Governmental Agencies (including material licenses and permits) required in connection with the operation thereof and have been operated and maintained in accordance with applicable Laws in all material respects. All such properties are in all respects in good repair, with all facilities operating properly and adequate to the conduct the Business in the Ordinary Course of Business.

(G) except as listed on Schedule 3(m), the Seller has experienced no interruptions in the conduct of the Ordinary Course of Business due to electrical, heating/cooling or any other facilities failure.

(n) Intellectual Property.

(i) No charge, complaint, claim, demand or notice has ever been made, or to the Seller’s Knowledge, threatened, against the Seller alleging that the any services provided or products manufactured or sold by the Seller or process used by the Seller or any Intellectual Property used by the Seller is being provided, sold or used in violation of any rights of any other Person or in violation of any applicable Laws. To Seller’s Knowledge no Person has interfered with, infringed upon, misappropriated or violated any material Intellectual Property rights of the Seller in any material respect.

(ii) Schedule 3(n) identifies each patent or registration which has been issued to the Seller with respect to its Intellectual Property, identifies each pending patent application or application for registration which the Seller has made with respect to its Intellectual Property and identifies each material license, agreement or other permission which the Seller has granted to any Person with respect to any of its Intellectual Property

(together with any exceptions). The Seller has delivered to the Buyer correct and complete copies of all such patents, registrations, applications, licenses, agreements and permissions (as amended to date). Schedule 3(n) also identifies each material trade name or unregistered trademark used by the Seller in connection with any of its businesses. With respect to each item of Intellectual Property required to be identified in Schedule 3(n):

(A) the Seller possess all right, title and interest in and to the item, free and clear of any Security Interest, license or other restriction;

(B) the item is not subject to any outstanding injunction, judgment order, decree, ruling or charge;

(C) no action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand is pending or, to the Seller’s Knowledge, is threatened, which challenges the legality, validity, enforceability, use or ownership of the item; and

(D) the Seller has not ever agreed to indemnify any Person for or against any interference, infringement, misappropriation or other conflict with respect to the item.

(iii) Schedule 3(n) identifies each material item of Intellectual Property that any Person owns and that the Seller uses pursuant to license, sublicense, agreement or permission (the “Intellectual Property Licenses”). Except for any consents required to be obtained by the Seller set forth on Schedule 3(n), nothing in this Agreement or the Purchase Documents violates the terms of the Intellectual Property Licenses. The Seller has delivered to the Buyer correct and complete copies of all such Intellectual Property Licenses (as amended to date). With respect to each Intellectual Property License:

(A) the Intellectual Property License is a legal, valid, binding, enforceable obligation of the licensor and is in full force and effect in all material respects and may be transferred or reissued to the Buyer without change, penalty, default or cost;

(B) no party to the Intellectual Property License is in material breach or default and no event has occurred which with notice or lapse of time would constitute a material breach or default or permit termination, modification or acceleration thereunder;

(C) no party to the Intellectual Property License has repudiated any material provision thereof; and

(D) the Seller has not granted any sublicense or similar right with respect to the Intellectual Property License.

(o) Personal Property. The Seller has good and marketable title, or holds and will hold at Closing, valid and enforceable leases, to all of the Personal Property, free and clear of all Security Interests. The Personal Property is free from material defects (patent and latent), has been maintained in accordance with normal industry practice and is in good operating condition and repair (subject to normal wear and tear).

(p) Contracts. Schedule 3(p), sets forth the following contracts and other agreements to which the Seller is a party:

(i) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $1,000 per annum;

(ii) any agreement (or group of related agreements) for the purchase or sale of commodities, supplies, products or other personal property or for the furnishing or receipt of services, (A) the performance of which will extend over a period of more than one year, (B) that involves consideration in excess of $1,000 or (C) that is not terminable by the Seller without penalty on less than 90 days notice;

(iii) any agreement concerning a partnership or joint venture;

(iv) any agreement (or group of related agreements) under which the Seller has created, incurred, assumed or guaranteed any indebtedness for borrowed money or any capitalized lease obligation, in excess of $1,000 or under which the Seller has imposed a Security Interest on its assets, tangible or intangible;

(v) any material agreement concerning confidentiality or noncompetition;

(vi) any material agreement with the Seller Stockholder or his Affiliates (other than the Seller);

(vii) any profit sharing, stock option, stock purchase, stock appreciation, deferred compensation, severance or other material plan or arrangement for the benefit of the Seller’s current or former directors, officers and employees;

(viii) any collective bargaining agreement;

(ix) any agreement for the employment of any individual on a full-time, part-time, consulting or other basis or providing material severance benefits;

(x) any agreement under which the Seller has advanced or loaned any amount to any of its directors, officers and employees outside the Ordinary Course of Business;

(xi) any agreement under which the consequences of a default or termination could have a Material Adverse Effect; or

(xii) any other agreement (or group of related agreements) the performance of which involves consideration in excess of $5,000.

The Seller has delivered to the Buyer a correct and complete copy of each written agreement listed on Schedule 3(p) and a written summary setting forth the material terms and conditions of each oral agreement referred to on Schedule 3(p). With respect to each such written or oral agreement: (A) the agreement is a legal, valid, binding, enforceable obligation of the parties thereto and in full force and effect in all material respects; (B) no party is in material breach or default and no event has occurred which with notice or lapse of time would constitute a material breach or default or permit termination, modification or acceleration, under the agreement; (C) no party has repudiated any material provision of the agreement; and (D) no party has prepaid any amounts payable to the Seller under such agreement more than 30 days in advance of such amounts being due.

(q) Notes and Accounts Receivable. All notes and accounts receivable of the Seller are reflected properly on the Seller’s books and records, are valid receivables subject to no setoffs or counterclaims, are current and collectible and will be collected in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of the Seller.

(r) Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Seller with respect to the Acquired Assets or the Assumed Liabilities.

(s) Insurance. Schedule 3(s) sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability and workers’

compensation coverage and bond and surety arrangements) with respect to which the Seller is a party, a named insured or otherwise the beneficiary of coverage:

(i) the name, address and telephone number of the agent;

(ii) the name of the insurer, the name of the policyholder and the name of each covered insured;

(iii) the policy number and the period of coverage;

(iv) the scope (including an indication of whether the coverage is on a claims made, occurrence or other basis) and amount (including a description of how deductibles and ceilings are calculated and operate) of coverage; and

(v) a description of any retroactive premium adjustments or other material loss-sharing arrangements.

With respect to each such insurance policy: (A) the policy is legal, valid, binding, enforceable and in full force and effect in all material respects; (B) neither the Seller nor any other party to the policy is in material breach or default (including with respect to the payment of premiums or the giving of notices) and no event has occurred which, with notice or the lapse of time, would constitute such a material breach or default or permit termination, modification or acceleration, under the policy; and (C) no party to the policy has repudiated any material provision thereof. Schedule 3(s) describes any material self-insurance arrangements affecting the Seller. There is no claim by the Seller pending under any insurance policy as to which the Seller has received notice that coverage has been questioned, denied or disputed by the underwriters of such insurance policy.

(t) Litigation. Schedule 3(t) sets forth each instance in which the Seller (i) is subject to any outstanding injunction, judgment order, decree, ruling or charge or (ii) is a party or, to Seller’s Knowledge, is threatened to be made a party to any action, suit, proceeding, hearing or investigation of, in or before any court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction or before any arbitrator.

(u) Product Warranty. Substantially all of the services provided by the Seller have conformed in all material respects with all applicable contractual commitments and all express and implied warranties and the Seller has no material liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated and whether due or to become due) for refund or other damages in connection therewith, subject only to the reserve for product warranty claims set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of the Seller. Substantially all of the services provided by the Seller are subject to standard terms and conditions. Schedule 3(u) includes a copy of the current standard service agreement of the Seller (containing applicable guaranty, warranty and indemnity provisions) and includes a copy of all service agreements that are materially different to the standard service agreement.

(v) Product Liability. The Seller has no material liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated and whether due or to become due) arising out of any injury to individuals or property as a result of the use of any service provided by the Seller. Schedule 3(v) contains a list of all complaints received by the Seller from all sources (written, oral or electronic or otherwise) with respect to the business conducted by Seller from customers, employees or contractors of the Seller or any Governmental Agency since December 31, 2002.

(w) Employees. To Seller’s Knowledge, no executive, key employee or significant group of employees plans to terminate employment with the Seller during the next twelve (12) months except in conjunction with the Closing. The Seller is not a party to or bound by any collective bargaining agreement, nor has it experienced any strike or material grievance, claim of unfair labor practices or other collective bargaining dispute within the past three years. The Seller has not committed any material unfair labor practice. There are no complaints or charges filed with or by any Governmental Agency or by any employee or former employee of the Seller or any applicant for employment with the Seller against Seller claiming the Seller has violated any applicable Law relating to employee or human rights. There are no complaints or proceedings of any kind against the Seller before any labor relations board. The Seller is not subject to any unsatisfied or pending settlement agreement, conciliation agreement, letter of commitment, deficiency letter or consent decree with any employee of the Seller, former employee of the Seller or any applicant for employment with the Seller, labor union or other representative or any

Governmental Agency or arbitrator relating to claims of unfair labor practices, employment discrimination or other claims with respect to employment and labor practices and policies. To Seller’s Knowledge, there is no organizational effort presently being made or threatened by or on behalf of any labor union with respect to employees of the Seller.

(x) Employment Matters. Schedule 3(x)sets forth a list of each employment agreement between the Seller and any of the its employees (collectively, the “Seller Employment Agreements”). The Seller has made available to Buyer correct and complete copies of each Seller Employment Agreement. The Seller (a) is not in violation of applicable Laws respecting employment, employment practices, terms and conditions of employment and wages and hours, the violation of which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (b) has withheld and reported all amounts required by Law or contract to be withheld and reported with respect to wages, salaries and other payments to the employees, (c) has no liability for any arrears of wages or any taxes or any penalty for violation of clauses (a) or (b), and (d) has no liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Agency with respect to unemployment compensation, benefits, social security or other benefits or obligations for the employees (other than routine payments to be made in the normal course of business, consistent with past practice).

(y) Employee Benefits.

(i) Schedule 3(y) is a complete and accurate list of all employee benefit plans and collective bargaining, labor and employment agreements or other similar arrangements in effect which the Seller or any of its ERISA Affiliates maintain, sponsor, contribute to, are liable for (directly or indirectly) or are bound, legally or otherwise, including, without limitation (i) any employee benefit plans of Seller which cover current and retired employees of the Seller who work at for the Seller or any of its ERISA Affiliates, and (ii) any profit-sharing, deferred compensation, bonus, payroll, sick leave, consulting, stock option, stock purchase, stock bonus, ESOP (as defined in Code § 4975(e)(7), pension, retainer, consulting, retirement, vacation, change of control, disability, severance, welfare or incentive pay policy, agreement, practice or arrangement; any plan, agreement or arrangement providing for fringe benefits or perquisites to employees, officers, directors or agents of the Seller and any of its ERISA Affiliates, including but not limited to benefits relating to employer-supplied automobiles, clubs, medical, dental, hospitalization, life insurance and other types of insurance, retiree medical insurance, retiree life insurance and any other type of benefits for retired and terminated employees; any employment agreement; and any plan, policy, agreement or arrangement whether or not an “employee benefit plan” (within the meaning of ERISA Section 3(3), through the date of this Agreement) (herein referred to individually as “Plan” and collectively as “Plans”).

(ii) True and complete copies of the following documents with respect to any Plan (A) of the Seller and each of its ERISA Affiliates, and (B) that covers current or former employees of Company and its ERISA Affiliates who provide services to the Seller or its ERISA Affiliates, as applicable, have been delivered to the Buyer: (1) the most recent Plan document and trust agreement (including any amendments thereto), (2) the last two IRS Form 5500 filings and schedules thereto, (3) the most recent IRS determination letter, (4) all summary plan descriptions, (5) a written description of each material non-written Plan, (6) each written communication to employees intended to describe a Plan or any benefit provided by such Plan, (7) the most recent actuarial report, and (8) all correspondence with the IRS, the Department of Labor and the PBGC concerning any controversy. Each report described in clause (7) accurately reflects the funding status of the Plan to which it relates and subsequent to the date of such report there has been no adverse change in the funding status or financial condition of such Plan.

(iii) Each Plan is and has been maintained in compliance in all material respects with applicable Law, including the timely making of plan amendments to ensure that Plans intended to be tax-qualified under Code Section 401(a) continue to be tax-qualified, including but not limited to ERISA, and the Code and with any applicable collective bargaining agreements or other contractual obligations.

(iv) Neither the Seller nor any of its ERISA Affiliates (i) maintain, sponsor, contribute to, is actually or contingently liable for (directly or indirectly), and (ii) has ever maintained, sponsored, contributed to or has actually or contingently been liable for, any plan that is or was subject to Section 412 of the Code or Title IV of ERISA.

(v) Except as reflected on Schedule 3(y), there are no pending or threatened claims, actions or lawsuits, other than routine claims for benefits in the ordinary course, asserted or instituted against (i) any Plan or its assets, (ii) any fiduciary with respect to any Plan for which the Seller or any of its ERISA Affiliates may be directly or indirectly be liable, through indemnification obligations or otherwise.

(vi) Except as reflected on Schedule 3(y), neither the Seller nor any of its ERISA Affiliates maintain an employee stock ownership plan as defined in (4975(e)(7) of the Code) or other plan holding securities of the Seller or any of its ERISA Affiliates.

(vii) Each Plan that provides welfare benefits has been operated in compliance with all requirements of ERISA Sections 601 through 609 and (i) Code Sections 162(i)(2) and (k) and regulations thereunder (prior to 1989) and (ii) Code Section 4980B and regulations thereunder after 1988, relating to the continuation of coverage under certain circumstances in which coverage would otherwise cease. Neither the Seller nor any of its ERISA Affiliates has contributed to a nonconforming group health plan (as defined under Code Section 5000(c)) and no ERISA Affiliate has incurred a tax under Code Section 5000(a) which could become a liability of the Seller or any of its ERISA Affiliates. The Seller has complied in all respects with the requirements of the Health Insurance Portability and Accountability Act of 1996 with respect to each Plan to the extent applicable to such Plan.

(viii) Except as set forth on Schedule 3(y), the Seller and its ERISA Affiliates has funded or will fund each Plan in accordance with the terms of such Plan through the Closing Date, including the payment of applicable premiums on any insurance contract funding a Plan, for coverage provided through the Closing Date.

(ix) Except as contemplated herein or required by law, the execution of this Agreement and the Purchase Documents and the consummation of the transactions contemplated hereby and thereby, do not constitute a triggering event under any Plan, policy, arrangement, statement, commitment or agreement, whether or not legally enforceable, which (either alone or upon the occurrence of any additional or subsequent event) will result in any obligation of the Seller or any of its ERISA Affiliates to make any payment (whether of severance pay, including and not limited to, salary, related vacation pay, pension pay and other similar payments and costs, or otherwise) or to accelerate, vest or increase the amount of benefits payable to any employee or former employee or director of the Seller or any of its ERISA Affiliates. Except as set forth on Schedule 3(y), no Plan or agreement provides for the payment of severance benefits upon the termination of any employee’s employment. No amounts paid or payable by the Seller will fail to be deductible for federal income tax purposes by reason of Code Section 280G.

(z) Environment, Health and Safety.

(i) The Seller, and to Seller’s Knowledge, its predecessors and Affiliates (A) has complied with the Environmental, Health and Safety Laws in all material respects (and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand or notice has been filed or commenced against them alleging any such failure to comply), (B) has obtained and been in substantial compliance with all of the terms and conditions of all material permits, licenses and other authorizations which are required under the Environmental, Health and Safety Laws and (C) has complied in all material respects with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables which are contained in the Environmental, Health and Safety Laws.

(ii) The Seller has no material liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated and whether due or to become due) and the Seller, and to Seller’s Knowledge, its predecessors and Affiliates, has not handled or disposed of any substance, arranged for the disposal of any substance, exposed any employee or other individual to any substance or condition or owned or operated any property or facility in any manner that could give rise to any material liability, for damage to any site, location or body of water (surface or subsurface), for any illness of or personal injury to any employee or other individual or for any reason under any Environmental, Health and Safety Law.

(iii) No property or equipment used in the business of the Seller, and to Seller’s Knowledge, its predecessors and Affiliates, has been used for the disposal of refuse or waste, or the generation, processing, manufacture, storage, handling, treatment, release, discharge or disposal of any Extremely Hazardous Substance and the properties and all equipment used in the business of the Seller, and to Seller’s Knowledge, its predecessors and Affiliates, have been free of asbestos, PCB’S, methylene chloride, trichloroethylene, transdichloroethylene, dioxins, dibenzofurans and Extremely Hazardous Substances.

(iv) No notice has been given to the Seller by any Governmental Agency or any Person alleging a violation of any Environmental, Health and Safety Law pertaining to the Acquired Assets, the property used in the business of the Seller, and to Seller’s Knowledge, its predecessors or Affiliates, or other liability or responsibility related to Extremely Hazardous Substances used, generated, processed, manufactured, stored, handled, treated, released, discharged or disposed by the Seller, or to Seller’s Knowledge, its predecessors and Affiliate of the Seller, pertaining to the Acquired Assets or the property used in the business of the Seller, and to the Seller’s Knowledge, its predecessors and Affiliates.

(v) No actions, suits, claims, arbitrations, grievances, complaints, charges, proceedings or investigations have been commenced or, to Seller’s Knowledge, threatened concerning a violation of any Environmental Heath and Safety Law pertaining to the Acquired Assets, the property used in the business of the Seller, and to Seller’s Knowledge, its predecessors or Affiliates, or other liability or responsibility related to Extremely Hazardous Substances used, generated, processed, manufactured, stored, handled, treated, released, discharged or disposed by the Seller or, to Seller’s Knowledge, its predecessors and Affiliates, pertaining the Acquired Assets or the property used in the business of the Seller, and to the Seller’s Knowledge, its predecessors and Affiliates.

(aa) Certain Business Relationships With the Seller. Except as listed on Schedule 3(aa), no director, officer, stockholder, or key employee of the Seller or Affiliate of any of the foregoing, or any person serving in any similar capacity: has any pecuniary interest in any of the Seller’s suppliers or customers; (b) has any interest in any material asset, tangible or intangible, which is used in the business of the Seller or (c) has any contractual or other claim, express or implied, of any kind whatsoever against the Seller in connection with the business of the Seller or the Acquired Assets.

(bb) Absence of Certain Practices. Since January 1, 2000, neither Seller has, nor, to the Seller’s Knowledge, any officer, employee or agent thereof, or any other Person acting on its behalf has, directly or indirectly, given or agreed to give any payment, gift or similar benefit to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the business of the Seller (or assist the Seller in connection with any actual or proposed transaction relating to its business), (a) that subjected or might subject the Seller to any damage or penalty in any criminal or governmental litigation or proceeding, or (b) that in case of a payment made directly or indirectly to an official or employee of any government or of an agency or instrumentality of any government, constitutes an illegal bribe or kickback (or if made to an official or employee of a foreign government, is unlawful under the Foreign Corrupt Practices Act of 1977) or, in the case of a payment made directly or indirectly to a person other than an official or employee of a government or Governmental Agency, constitutes an illegal bribe, illegal kickback or other illegal payment under any law of the United States or under the law of any state that subjects the payor to a criminal penalty or the loss of a license or privilege to engage in a trade or business or the termination of a contract with any of its customers.

(cc) Suppliers and Customers.

(i) Except as listed on Schedule 3(cc), since December 31, 2002, none of the Seller’s suppliers has (a) canceled or otherwise terminated, or, to Seller’s Knowledge, threatened to cancel or otherwise terminate, its relationship with the Seller, or (b) during the last 12 calendar months decreased by more than ten percent, or, to Seller’s Knowledge, threatened to decrease or limit by more than ten percent, the dollar amount of its business with the Seller. The Seller has not been notified by any of its suppliers that the transactions contemplated by this Agreement will adversely affect the relations of the Seller with such supplier.

(ii) Schedule 3(cc) sets forth (A) the number of customers of the Seller on the Customer List as of January 1, 2003, (B) the number of customers of the Seller that have been added to the Customer List since January 1, 2003, and (C) the number of customers that have terminated their relationship with the Seller since January 1, 2003, each of which is true and correct in all material respects. The information provided by the Seller to PricewaterhouseCoopers LLC with respect to the customers of the Seller and incorporated into the work papers generated by PricewaterhouseCoopers LLC provided to the Buyer is materially correct.

(dd) All Assets. Except for the Excluded Assets, the Acquired Assets constitute all of the assets, property, rights and privileges that are used by the Seller in the operation of the Business or are required for the operation of the Business at the current operating levels.

(ee) Disclosure. The representations and warranties contained in this Section 3 do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Section 3 not misleading.

(ff) Seller Presentation. To the Seller’s Knowledge, the assumptions upon which the financial projections for the Seller and the Business are based contained the presentation prepared by The Geneva Companies, Inc. and delivered to the Buyer by the Seller are reasonable, consistent with other facts of which the Seller has Knowledge, and are materially correct.

(gg) Customer List. At the Closing the Seller shall deliver to the Buyer the complete list of all of its current and, to the extent available, past customers with information sufficient to permit the use of such list for all business conducted by Seller in the Ordinary Course of Business (the “Customer List”). The parameters of the Customer List are listed on Schedule (gg). With respect to the Customer List, Seller makes the following representations and warranties: (i) no Person other the Seller, the Seller Stockholder, or the Persons listed on Schedule (gg) has possession of or access to the Customer List, whether authorized or unauthorized, (ii) the Seller has never sold or otherwise provided any Person other than the Seller Stockholder or the Persons listed on Schedule (gg) with rights to or to use the Customer List; (ii) the Customer List has been maintained and used only in a manner consistent with any Laws regarding privacy or confidentiality; (iii) from and after the date of this Agreement, the Seller shall not permit any party other than the Buyer to acquire any interest in or have access to the Customer List; (iv) from and after the Closing Date, the Customer List shall be the sole property of Buyer and shall be used by Seller, Seller Stockholder or any other party only with the prior approval of Buyer; (v) the Customer List is true and correct in all respects and utilizable for the business to be conducted by Buyer following the Closing; and (vi) no employee of the Seller or Person affiliated with Seller or Seller Stockholder has appropriated the Customer List for its own use or the use of any other Person without permission of the Seller except as listed on Schedule (gg).

4. Representations and Warranties of the Buyer. The Buyer represents and warrants to the Seller (and to the Seller Stockholder for purposes of the Post-Closing Agreement with Seller Stockholder) that the statements contained in this Section 4 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Section 4), except as set forth in the Disclosure Schedules. Unless the context clearly requires otherwise, the representations and warranties set forth herein for the Buyer shall also apply to Newco as of the Closing Date (substituting Newco for the Buyer where appropriate).

(a) Organization of the Buyer. The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

(b) Authorization of Transaction. The Buyer has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and, to the extent it is a party thereto, the Purchase Documents and to perform its obligations hereunder and thereunder. This Agreement and each Purchase Document has been, or will be when delivered, duly executed by the Buyer, to the extent it is a party thereto, and constitutes, or will constitute at Closing, valid and legally binding obligations of the Buyer, enforceable in accordance with their respective terms and conditions.

(c) Non-contravention. Neither the execution and the delivery of this Agreement or the Purchase Documents, nor the consummation of the transactions contemplated hereby or thereby, will (i) violate any Law applicable to Buyer or any provision of the Articles of Incorporation or Bylaws or other governing instrument of Buyer or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which the Buyer is a party or by which it is bound or to which its assets are subject. The Buyer does not need to give any notice to, make any filing with or obtain any authorization, consent or approval of any Governmental Agency or any other Person in order for the Parties to consummate the transactions contemplated by this Agreement and the Purchase Documents.

(d) Brokers’ Fees. The Buyer has not incurred, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

5. Covenants. The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

(a) General. Each of the Parties will use its commercially reasonable best efforts to take all action and to do all things necessary, proper or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Section 6).

(b) Notices and Consents. The Seller shall obtain all approvals and consents required by the Seller Stockholder, if any, to consummate the transactions provided for in this Agreement and will give any notices to third parties and the Seller will use its commercially reasonable best efforts to obtain any third party consents set forth on Schedule 3(c). Each of the Parties will give any notices to, make any filings with and use its commercially reasonable best efforts to obtain any authorizations, consents and approvals of governments and Governmental Agencies in connection with the matters referred to in Section 3(c) and Section 4(c).

(c) Operation of Business. The Seller will not engage in any practice, take any action or enter into any transaction outside the Ordinary Course of Business. Without limiting the generality of the foregoing, the Seller will not (i) make any distribution of the Acquired Assets to the Seller Stockholder, (ii) otherwise engage in any practice, take any action or enter into any transaction of the sort described in Section 3(h). The Seller will keep in effect insurance comparable in amount and scope of coverage to that currently maintained.

(d) Preservation of Business. The Seller will keep its business and properties substantially intact, including its present operations, physical facilities, working conditions and relationships with lessors, licensors, suppliers, customers and employees.

(e) Full Access. The Seller will permit representatives of the Buyer to have full access at all reasonable times and in a manner so as not to interfere with the normal business operations of the Seller, to all premises, properties, personnel, books, records (including tax records), contracts and documents of or pertaining to the Seller, excluding the Customer List. The Buyer will treat and hold as such any Confidential Information it receives from the Seller Stockholder or the Seller in the course of the reviews contemplated by this Section 5(e) strictly confidential, will not use the Confidential Information except in connection with this Agreement and, if this Agreement is terminated for any reason whatsoever, will return to the Seller Stockholder or the Seller all tangible embodiments (and all copies) of the Confidential Information which are in its possession.

(f) Notice of Developments. Each Party will give prompt written notice to the other Party of (a) the occurrence or non-occurrence of any event of which such Party has Knowledge, whose occurrence or non-occurrence does or would be reasonably likely to cause any representation or warranty of such party contained in this Agreement or any Purchase Document to be untrue or inaccurate at any time from the date hereof to the Closing, or (b) any failure, of which such Party has Knowledge, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder. The delivery of any notice pursuant to this Section 5(f) shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

(g) Exclusivity. Unless and until this Agreement is terminated as provided in Section 7, the Seller will not (i) solicit, initiate or encourage the submission of any proposal or offer from any Person relating to the acquisition of any capital stock or other voting securities or any substantial portion of the assets of the Seller (including any acquisition structured as a merger, consolidation or share exchange) or (ii) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing. In the event that any proposal or offer is made to the Seller (other than casual verbal offers or proposals) or the Seller Stockholder becomes aware that any such proposal or offer has been made to the Seller, the Seller or the Seller Stockholder shall provide prompt written notice thereof to the Buyer (which notice shall identify the Person making the proposal or offer and the terms thereof).

(h) Taxes. The Seller shall pay when due any sales, transfer, excise, or other taxes which may be imposed in any jurisdiction in connection with or arising from the sale and transfer of any of the Acquired Assets to the Buyer.

(i) Employees of Newco. Other than, Katrina Uzzanti and Gloria Jaynes, Newco currently hopes to employ all of the employees of the Seller following the Closing. Schedule 5(i) sets forth the name and current base salary of each employee of the Seller. Not later than fourteen (14) days prior to the Closing Date, Buyer shall cause Newco to present to each employee of the Seller, other than Katrina Uzzanti and Gloria Jaynes, a written offer of employment with Newco contingent upon the consummation of the transactions contemplated by this Agreement. Such offer shall contain the material terms and conditions of employment as mutually agreed upon by the Seller Stockholder and Newco (including a summary of all employee benefits). Each employee of the Seller shall have until the Settlement Date to accept Newco’s offer for employment. The Seller shall take all actions required by law or otherwise to cause the valid termination of employment effective on the Closing Date of those employees who elect to accept Newco’s offer of employment prior to the Settlement Date (collectively, the “Transferred Employees”). Except as explicitly set forth as an Assumed Liability, neither the Buyer nor Newco shall assume, and the Seller shall remain responsible for (a) all benefits and obligations (financial or otherwise and including those benefits and obligations set forth in the next sentence) and any responsibility owed to any Transferred Employees which arise or result from the Transferred Employees’ employment (whether by contract, at law or otherwise) with the Seller (but not Newco) whether arising before, on or after the Closing Date or resulting from the termination of such employee’s employment with the Seller, and (b) all obligations (financial or otherwise) and any responsibility for any employee of the Seller who is not employed by Newco following the Closing Date. All such liabilities and obligations to the Seller’s employees shall be deemed not to be an Assumed Liability and shall include all liabilities, expenses, damages, taxes and sanctions which arise under or in connection with ERISA Sections 601 through 609 and Code Section 4980B in connection with Seller’s current and former employees and any qualified beneficiary of such employees (as defied in Code Section 4980B(g)(1)), or the failure to comply with such Sections of ERISA and the Code. Nothing in this Agreement is intended to confer upon any employee of the Seller any rights or remedies, including, without limitation, any rights of employment of any nature or kind whatsoever.

(j) Name Change. The Seller shall, on the Closing Date, cause to be prepared and filed with the appropriate Governmental Authority such documents as are required to change the Seller’s name, and the name of any Affiliate, to names which are different from and not confusingly similar to, CrystalTech Web Hosting, Inc.

(k) Issuance of Buyer Stock to Transferred Employees. The Buyer agrees to issue $250,000 of shares of Buyer Stock to Transferred Employees and in the amounts listed on Schedule 5(k). Such Buyer Stock shall be issued pursuant to the Buyer’s Stock Incentive Plan. The Buyer Stock issued to the Transferred Employees shall be granted to them in connection with their acceptance of Newco’s offer for employment.

6. Conditions to Obligation to Close

(a) Conditions to Obligation of the Buyer. The obligation of the Buyer to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(i) during the period from the Most Recent Fiscal Year End to the Closing there shall not have occurred any event or occurrence, or series of events or occurrences, that individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

(ii) the representations and warranties set forth in Section 3 shall be true and correct in all material respects at and as of the Closing Date;

(iii) the Seller shall have performed and complied with all of its covenants hereunder in all material respects through the Closing;

(iv) the Seller shall have obtained all consents to be obtained by the Seller Stockholder, if any, and procured all of the material third party consents required to consummate the transactions contemplated by this Agreement, including but not limited to MSLI, GP, an affiliate of Microsoft Corporation;

(v) the Buyer shall have entered into a legal, valid, binding and enforceable sublease with the Seller with respect to the property located at 6135 N. 7th Street, Phoenix, Arizona (the “Real Estate Sublease”);

(vi) Smartertools shall have executed and delivered to Newco the Smartertools Sublease.

(vii) no action, suit or proceeding shall be pending before any court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment order, decree, ruling or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement and the Purchase Documents, (B) cause any of the transactions contemplated by this Agreement and the Purchase Agreements to be rescinded following consummation, (C) affect adversely the right of the Buyer to own the Acquired Assets or to operate the former businesses of the Seller, or (D) affect materially and adversely the right of Seller to own its assets and to operate its businesses (and no such injunction, judgment order, decree, ruling or charge shall be in effect);

(viii) the Seller shall have delivered to the Buyer a certificate signed by the Chief Executive Officer of the Seller and dated the Closing Date, certifying that each of the conditions specified in Section 6(a)(i) and (ii) is satisfied in all respects;

(ix) the Seller shall have delivered to the Buyer a certificate signed by the Secretary of the Seller dated the Closing Date, certifying on behalf of the Seller (A) that all necessary actions (corporate or otherwise) and approvals required by the Seller to authorize and approve the execution and delivery of this Agreement and the Purchase Documents, and the consummation of the transactions contemplated by this Agreement and the Purchase Documents and the other transactions and agreements provided for herein and therein, have been taken, and setting forth copies of such actions, and (B) to the accuracy of the specimen signature of the officer or other authorized representative of the Seller executing this Agreement and the Purchase Documents;

(x) the Seller, the Seller Stockholder and the Escrow Agent shall have executed and delivered to the Buyer the Escrow Agreement;

(xi) Smartertools shall have executed and delivered to Newco the Software Agreements;

(xii) the Seller Stockholder shall have executed and delivered to Newco the Employment Agreement set forth as Exhibit D attached hereto (the “Seller Stockholder Employment Agreement”) and the same shall be in full force and effect;

(xiii) Dan Frazer and Derek Curtis shall have executed and delivered to Newco the Employment Agreements set forth as Exhibit E and Exhibit F, respectively (together with the Seller Stockholder Employment Agreement, collectively, the “Employment Agreements”);

(xiv) the Buyer and Newco shall have received from counsel to the Seller an opinion in form and substance as set forth in Exhibit G attached hereto, addressed to the Buyer and Newco and dated as of the Closing Date;

(xv) the Seller shall have delivered a good standing certificate or its equivalent for the Seller issued by the Arizona Corporation Commission, dated as of a date that is within twenty (20) days of the Closing Date, and a good standing certificate or its equivalent issued by the secretary of state of each jurisdiction in which Seller is qualified to do business as a foreign corporation, dated as of a date that is within twenty (20) days of the Closing Date;

(xvi) the Buyer shall have received written verification from the Seller that the Transferred Employees shall have either resigned from their employment with the Seller or have otherwise been terminated;

(xvii) the Buyer shall have completed a sale of Buyer Stock or other financing transactions with net proceeds of at least $12,000,000;

(xviii) the Buyer shall have received evidence reasonably satisfactory to Buyer and its counsel of the release of the Seller, the Buyer, Newco and each of their respective past, present or future officers, directors, stockholders, attorneys, agents, employees, insurers and representatives, and any of their respective Affiliates, subsidiaries, successors and assigns of all claims by or obligations owed to Michael Baker, formerly an owner of the Seller; and

(xix) all actions to be taken by the Seller in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to the Buyer.

The Buyer may waive any condition specified in this Section 6(a) if it executes a writing so stating at or prior to the Closing.

(b) Conditions to Obligation of the Seller. The obligation of the Seller to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(i) the representations and warranties set forth in Section 4 shall be true and correct in all material respects at and as of the Closing Date;

(ii) the Buyer shall have performed and complied with all of its covenants hereunder in all material respects through the Closing;

(iii) Newco shall have executed and delivered to Smartertools the Smartertools Sublease;

(iv) no action, suit or proceeding shall be pending before any court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment order, decree, ruling or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement and the Purchase Documents or (B) cause any of the transactions contemplated by this Agreement or the Purchase Documents to be rescinded following consummation (and no such injunction, judgment order, decree, ruling or charge shall be in effect);

(v) the Buyer and Newco shall each have delivered to the Seller a certificate signed by its Chief Executive Officer and dated the Closing Date, certifying that each of the conditions specified in Section 6(b)(i) and (ii) is satisfied in all respects;

(vi) the Buyer and Newco shall each have delivered to the Seller a certificate signed by its Secretary dated the Closing Date, certifying on behalf of such entity (A) that all necessary actions (corporate or otherwise) and approvals required by such entity to authorize and approve the execution and delivery of this Agreement and the Purchase Documents, and the consummation of the transactions contemplated by this Agreement and the Purchase Documents and the other transactions and agreements provided for herein and therein, have been taken, and setting forth copies of such actions and (B) to the accuracy of the specimen signature of the officer or other authorized representative of such entity executing this Agreement and the Purchase Documents;

(vii) Newco shall have executed and delivered to Smartertools the Software Agreements;

(viii) the Buyer, Newco and the Escrow Agent shall have executed and delivered to the Seller the Escrow Agreement;

(ix) Newco shall have executed and delivered the Employment Agreements;

(x) the Seller shall have received from counsel to the Buyer and Newco an opinion in form and substance as set forth in Exhibit H attached hereto, addressed to the Seller and dated as of the Closing Date;

(xi) the Buyer and Newco shall each have delivered a good standing certificate issued by the secretary of state of the jurisdiction in which such entity is organized, dated as of a date that is twenty (20) days of the Closing Date; and

(xii) all actions to be taken by the Buyer and Newco in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to the Seller.

The Seller may waive any condition specified in this Section 6(b) if it executes a writing so stating at or prior to the Closing.

7. Termination

(a) Termination of Agreement. Certain of the Parties may terminate this Agreement as provided below:

(i) the Buyer and the Seller may terminate this Agreement by mutual written consent at any time prior to the Closing;

(ii) the Buyer may terminate this Agreement by giving written notice to the Seller at any time prior to the Closing (A) in the event the Seller has breached any representation, warranty or covenant contained in this Agreement in any material respect, the Buyer has notified the Seller of the breach and the breach has continued without cure for a period of ten (10) days after the notice of breach or (B) if the Closing shall not have occurred on or before the Closing Date (or any extension(s) thereof) as specified in Section 2(e), by reason of the failure of any condition precedent under Section 6(a) hereof (unless the failure results primarily from the Buyer itself breaching any representation, warranty or covenant contained in this Agreement); and

(iii) the Seller may terminate this Agreement by giving written notice to the Buyer at any time prior to the Closing (A) in the event the Buyer has breached any representation, warranty or covenant contained in this Agreement in any material respect, the Seller has notified the Buyer of the breach and the breach has continued without cure for a period of ten (10) days after the notice of breach or (B) if the Closing shall not have occurred on or before the Closing Date (or any extension(s) thereof) as specified in Section 2(e), by reason of the failure of any condition precedent under Section 6(b) hereof (unless the failure results primarily from the Seller itself breaching any representation, warranty or covenant contained in this Agreement).

(b) Effect of Termination. If any Party terminates this Agreement pursuant to Section 7(a), all rights and obligations of the Parties hereunder shall terminate without any liability of any Party to any other Party; provided, however, that such termination shall not relieve any party from liability for breach of any of its representations, warranties, covenants or agreements set forth in this Agreement prior to the date of termination. The confidentiality provisions contained in Section 5(e) and the payment of expenses provisions contained in Section 8(l) shall survive termination of this Agreement. In addition, if the Seller terminates this Agreement as provided in Section 7(a)(ii) after Buyer has paid the Earnest Money Deposit(s) to the Seller, then the Seller shall also be entitled to retain the Earnest Money Deposit(s) as liquidated damages.

8. Miscellaneous.

(a) Survival of Representations and Warranties. All of the representations and warranties of the Parties contained in this Agreement shall survive the Closing hereunder as and to the extent provided in the Seller Stockholder Agreement.

(b) Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of the other Party; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable Law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its reasonable best efforts to advise the other Party prior to making the disclosure).

(c) No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

(d) Entire Agreement. This Agreement and the Purchase Documents constitute the entire agreement between the Parties and supersedes any prior understandings, agreements or representations by or between the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

(e) Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Party; provided, however, that the Buyer may (i) assign any or all of its rights and interests hereunder to one or more of its Affiliates including Newco and (ii) designate one or more of its Affiliates to perform its obligations hereunder (in any or all of which cases the Buyer nonetheless shall remain responsible for the performance of all of its obligations hereunder). Any assignment or attempted assignment of this Agreement in violation of this Section 8(e) shall be void ab initio.

(f) Counterparts. This Agreement may be executed in one or more counterparts (whether facsimile or original), each of which shall be deemed an original but all of which together will constitute one and the same instrument.

(g) Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

(h) Notices. All notices, requests, demands, claims and other communications hereunder will be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly given if (and then two business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid and addressed to the intended recipient as set forth below:

If to the Seller:	CrystalTech Web Hosting, Inc.	Copy to:	James R. Nearhood
	6135 N. 7th Street		Nearhood Law Offices, PLC
	Suite 101		7537 E. McDonald Drive
	Phoenix, AZ 85014		Scottsdale, AZ 85250
	Fax: (602) 263-0600		Fax: (480) 998-0820

If to the Buyer:	Newtek Business Services, Inc.	Copy to:	Cozen O’Connor
	462 Seventh Avenue, 14th floor		1667 K Street, NW, #500
	New York, NY 10018		Washington, DC 20006
	Fax: 212-643-1006		Fax: 202-912-4880

Any Party may send any notice, request, demand, claim or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex ordinary mail or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

(i) Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of Arizona or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

(j) Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Buyer and the Seller. The Seller may consent to any such amendment at any time prior to the Closing with the prior authorization of its board of directors. No waiver by any Party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

(k) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction

(l) Expenses. Each of the Buyer, the Seller, and the Seller Stockholder will bear his or its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby whether or not the Closing shall have occurred; provided, however, that the Seller shall assume all liabilities or obligations to pay any fees or commissions to any broker, finder or agent in connection with this Agreement and the transactions contemplated hereby whether or not the Closing shall have occurred, if so obligated.

(m) Gender, Etc. Words used herein regardless of the number and gender specifically used shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context requires.

(n) Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated there under, unless the context requires otherwise. The word “including” shall mean including without limitation.

(o) Incorporation of Exhibits and Schedules. Each matter set forth in any Disclosure Schedule attached to this Agreement (or any agreement, instrument or other documents specifically referenced in such Disclosure Schedule to the extent a copy of the same has been delivered to Buyer prior to the execution of this Agreement) shall only be deemed to have been disclosed under such Disclosure Schedule. The Exhibits and Disclosure Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

(p) Bulk Transfer Laws. The Seller acknowledges that it will comply with the provisions of any bulk transfer laws of any jurisdiction in connection with the transactions contemplated by this Agreement.

(q) Jurisdiction. Any proceeding arising out of or relating to this Agreement may be brought in the state or federal courts in either New York or Arizona, and each Party irrevocably submits to the exclusive jurisdiction of each such court in any such proceeding, waives any objection it may now or hereafter have to venue or to convenience of forum, agrees that all claims in respect of the proceeding shall be heard and determined only in any such court and agrees not to bring any proceeding arising out of or relating to this Agreement in any other court. The Parties agree that either or both of them may file a copy of this section with any court as written evidence of the knowing, voluntary and bargained agreement between the Parties irrevocably to waive any objections to venue or to convenience of forum.

*****

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the date first above written.

SELLER

CRYSTALTECH WEB HOSTING, INC.

By:	/s/ Tim Uzzanti
Title:	Chief Executive Officer

BUYER

NEWTEK BUSINESS SERVICES, INC.

By:	/s/ Barry Sloane
Title:	Chairman & Chief Executive Officer

LIST OF OMITTED SCHEDULES

Schedule 1(b)(i)

Real Property, Leaseholds And Subleaseholds

Schedule 1(b)(ii)

Tangible Personal Property

Schedule 1(b)(iv)

Leases And Subleases Of Personal Property

Schedule 1(b)(v)

Agreements, Contracts, Indentures, Mortgages, Instrument Security Interests, Guaranties

Schedule 1(b)(vi)

Accounts, Notes And Other Receivables

Schedule 1(b)(viii)

Assumed Insurance Policies:

Schedule 1(b)(x)

Franchises, Approvals, Permits, Licenses Orders, Registrations, Certificates, Variances

Schedule 1(h)

Assumed Liabilities

Schedule 1(gg)

Excluded Assets

Schedule 2(h)

Purchase Price Allocation

Schedule 3(a)

Seller Qualified Business Jurisdictions

Schedule 3(c)

Conflicts and/or Approvals

Schedule 3(d)

Brokers’ Fees

Schedule 3(g)

Financial Statements

Schedule 3(h)

Events Subsequent To Most Recent Fiscal Year End

Schedule 3(m)

Real Property Leased Or Subleased To The Seller

Schedule 3(n)

Patent Or Registration Issued To The Seller; Trade Name Or Unregistered Trademark; Intellectual Property Licenses

Schedule 3(p)

Contracts

Schedule 3(s)

Insurance

Schedule 3(t)

Litigation

Schedule 3(u)

Current Standard Service Agreement – Product Warranty

Schedule 3(v)

Product Liability

Schedule 3(x)

Seller Employment Agreements

Schedule 3(y)

Employee Benefit Plans And Collective Bargaining, Labor And Employment Agreements

Schedule 3(aa)

Certain Business Relationships With the Seller

Schedule 3(cc)

Suppliers and Customers

Schedule 3(gg)

Parameters Of The Customer List

Schedule 5(i)

Name And Current Base Salary Of Each Employee Of The Seller

Schedule 5(k)

Buyer Stock to Transferred Employees